TETRA TECH, INC.

3475 East Foothill Boulevard

Pasadena, California  91107

CONFIDENTIAL TREATMENT REQUESTED

FOR CERTAIN SUPPLEMENTAL INFORMATION

December 11, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention:  Nili Shah, Accounting Branch Chief

Re:                               Tetra Tech, Inc.

File No. 0-19655

Dear Ms. Shah:

By letter dated November 20, 2006, you provided additional comments following your review of the Tetra Tech, Inc. (the “Company”) response letter dated October 30, 2006.  This letter sets forth certain of such additional comments (numbers 2, 4, 5 and 15) in italics and the Company’s responses to those comments.  The Company will respond to the balance of the additional comments in subsequent correspondence.

Form 10-K for the Fiscal Year Ended October 2, 2005

SEC Comment

2.             We note your responses with regards to your testing goodwill impairment at the operating/reportable segment level as of July 1, 2004, April 3, 2005 and July 1, 2005.  Specifically, we note that you acknowledge your business units do represent reporting units in accordance with paragraph 30 of SFAS 142.  However, in accordance with paragraph 30 of SFAS 142 and EITF Topic D-101 you state that you are aggregating your business units to test goodwill at the operating segment level.  While EITF Topic D-101 does state that the assessment of similar economic characteristics should be more qualitative than quantitative, it does not state that you should ignore the materially different operating trends of these business units to determine whether or not it is appropriate to aggregate for purposes of testing goodwill for impairment.  Further support that it is not appropriate to aggregate all of your business units within each of your operating segments with goodwill is that not all of the business units in Infrastructure were tested for goodwill impairment as of April 3, 2005 in response to comment 2 in our letter dated September 14, 2006.  In addition, the business units tested did not all have the same or similar revenue growth rates, margins or margin growth rates.  As such, we continue to believe that you have not met the requirements set forth in SFAS 142 and EITF Topic D-101 to aggregate all of the business units in each of your operating segments to test goodwill for impairment.  Please revise your goodwill impairment testing as of July 1, 2005 and July 1, 2006 for your two operating segments with goodwill for testing at the business unit level.  Please provide us with the revised testing for all business units as of July 1, 2005 and July 1, 2006.  We also note that you test goodwill for impairment by weighting the results of the discounted cash flow method, the guideline company method, and the similar transactions method.  As such, your testing of goodwill for impairment should be calculated using actual results for each of these three methods at the business unit level and not estimating the results by comparing the results of the business units to the operating segment level results.  Finally, we note that you have assumed for purposes of determining the amount of goodwill impairment for Infrastructure at the consolidated and business unit levels as of April 3, 2005 that you assumed the fair value of your net tangible and working capital assets equaled book value.  It also appears that there are no unrecognized intangible assets.  Please tell us how you arrived at such a conclusion, or when preparing the revised goodwill impairment testing analyses at the business unit level, also estimate the fair value of these assets and any unrecognized intangible assets.  Refer to paragraphs 21 and 23-25 of SFAS 142 for guidance.

Response

2.             The Company respectfully acknowledges the Staff’s concern that its SFAS 142 goodwill impairment analysis would have been flawed if the Company had not identified its reporting units properly.  However, based upon the analysis and support discussed in more detail below, the Company continues to believe that it has properly aggregated its components in identifying its reporting units for purposes of the goodwill impairment analysis under SFAS 142.  Notwithstanding this belief, the Company, with the assistance of an independent third party valuation specialist, has performed additional analyses of its goodwill impairment on a disaggregated basis at the component level as of July 1, 2005 and July 1, 2006, as requested by the Staff.  As described in the Company’s response letter dated October 30, 2006, the Company had also performed a goodwill impairment analysis as of April 3, 2005 on a disaggregated basis for those infrastructure business units that engaged in civil infrastructure construction projects, as requested by the Staff in its letter dated September 14, 2006.  The Company reiterates that these additional analyses were performed only in response to the Staff’s comments, and do not reflect the Company’s agreement with the Staff’s view that the reporting units for goodwill impairment analysis should be at the component level.

The results of the Company’s latest “pro forma” goodwill impairment analyses, as requested by the Staff, indicate that there is no goodwill impairment as of July 1, 2005 and July 1, 2006 based on individual component impairment tests.  As more fully described below, the Company performed the impairment tests using the income approach (discounted cash flow) and the market approach (guideline company and similar transaction method).  The fair value for each component was calculated on its own.

As requested by the Staff, the Company has provided a summary of the impairment tests as of July 1, 2005 and July 1, 2006 at the component level.  The Company is requesting confidential treatment for these documents pursuant to Rule 83 promulgated by the SEC (17 C.F.R. Section 200.83).  The following summarizes the results of the goodwill impairment tests as of July 1, 2005 and July 1, 2006 based on (i) the reporting units historically used by the Company and (ii) the business unit level as requested by the Staff.

Reporting Unit	Summary of Results at the Aggregated Reporting Unit Level	Summary of Results at the Disaggregated Business Unit (Component) Level
Resource Management	As of July 1, 2005 and July 1, 2006 the fair value of the reporting unit exceeded the carrying value. Accordingly, no further goodwill impairment analysis is required.	As of July 1, 2005 and July 1, 2006 the fair value of each business unit exceeded its respective carrying value. Accordingly, no further goodwill impairment analysis is required.

Infrastructure	As of July 1, 2005 and July 1, 2006 the fair value of the reporting unit exceeded the carrying value. Accordingly, no further goodwill impairment analysis is required.	As of July 1, 2005 and July 1, 2006 the fair value of each business unit exceeded its respective carrying value. Accordingly, no further goodwill impairment analysis is required.

As previously noted, the Company performed a goodwill impairment analysis on the infrastructure segment as of April 3, 2005, which resulted in a $105 million impairment charge recorded by the Company.  At the Staff’s request in its letter dated September 14, 2006, the Company also performed a “pro forma” goodwill impairment analysis at the component level of the infrastructure segment as of April 3, 2005, and determined that the impairment charge, calculated on the component basis, would have been $107 million.  With respect to the April 3, 2005 pro forma goodwill impairment analysis, if the Company had used the actual results for each of the three valuation methods at the business unit level and not estimated the results by comparing the results of the business units to the operating segment level results, as noted by the Staff, the goodwill impairment would also have been $107 million.

As the Company is a service-based organization, its operations are not capital-intensive.  The Company’s assets and liabilities primarily reflect its working capital, which typically turns every 30 to 90 days.  With respect to the fixed assets, the depreciable lives approximate the useful lives of these assets.  As such, it is reasonable to conclude that the book value of the Company’s tangible and working capital assets and liabilities approximates the fair value of its tangible and working capital assets and liabilities.  The unrecognized intangible assets as of April 3, 2005 consisted of customer relationships and backlog.  The estimated fair values for customer relationships and backlog were included in each business unit’s step 2 analysis in the April 3, 2005 goodwill impairment analysis schedules the Company previously provided to the Staff.  For the Staff’s reference, the schedule for each business unit on which such unrecognized intangible assets were included in computing goodwill impairment is titled “SFAS No. 142 Step II Analysis—Summary of Value,” following the respective business unit’s name.

The Company believes that its components, as defined by SFAS 142, are its individual businesses.  Further, the Company has considered, as referred to in SFAS 142, paragraph 17 of SFAS 131 and guidance under EITF Topic D-101 in aggregating components into goodwill reporting units.  The following is an analysis as to how the Company aggregates its components into the respective single reporting units for resource management and infrastructure, considering all relevant criteria and guidance mentioned above.

Paragraph 17 of SFAS 131 states that segments often exhibit similar long-term financial performance if they have similar economic characteristics.  For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.  However, the financial performance of the components of the Company’s reporting units does not exhibit consistent trends from period to period, and the financial performance over time across components within the same reporting unit also does not exhibit consistent trends.  The variability of financial performance is reflective of the similar economic characteristics of businesses operating in the engineering and consulting contracting environment.

The Company acknowledges that variability exists in the gross profit margin among the components within a reporting unit.  This variability has existed historically, and the Company believes it will continue to exist in the future.  This situation reflects a number of factors.  For instance, a typical manufacturing company operates in a production environment that is usually highly automated with large investments in machinery and standardized manufacturing processes and costs.  As a result, a large portion of a manufacturing company’s production costs are expected to be relatively stable in the context of a given product line.  In contrast, the Company operates in a professional services business environment in which each contract is negotiated separately.  In essence, each contract is one unit of product to be “delivered” by the Company and the operating results vary by type of contract (e.g. fixed-price, cost-plus or time-and materials) and the Company’s ability to execute under the contract.  Since the Company accounts for revenue and costs at the individual contract level, the human element in providing services directly to the customer, when the work often involves highly technical and complex engineering problems, tends to produce a wider variability of profit than in a manufacturing environment.  The degree to which the Company executes well, or poorly, on providing the services dictated by a specific contract, is a direct driver of the profitability of that contract.  Depending on the mix of contracts, the significance of any individual contracts and the Company’s ability to execute on contracts in any given period can lead to a wide disparity in revenues, gross margin and operating results across periods.

Each component may have several contracts with the same customer performing the same type of work, but each contract may result in different levels of profit due to employee and subcontractor performance, location and environmental conditions.  Also, profitability from period to period may be different for the same business unit due to factors such as the current contract mix and client mix as customers dictate which type of contract they would accept for a particular project:  cost-plus, fixed-price, time-and-materials, or variations of each.  The Company builds into its bids a level of profit based on the type of contract specified by the customer.  This level of profit is based on competitive conditions and the risk of the project.  For example, the level of profit bid on a fixed-price contract is typically higher than that of a cost-plus contract.  Therefore, contract and client mixes can cause significant variability in financial performance.  Moreover, profitability of contracts among different components working with the same customer may be different due to, for example, the relative expertise of the respective project managers and the relative effectiveness of the manner of execution of the work.  At the relatively low level of gross profit and operating profit margins typical in the engineering and consulting industry, and considering the generally small size of the Company’s businesses, the individual components’ gross profits and operating income can be significantly impacted by favorable or adverse developments in a limited number of individual contracts in any given period.  For example, two of the Company’s resource management businesses involved in geotechnical testing, among other service offerings, are based in Florida and in the Midwest.  These businesses work with similar clients and use similar equipment such as drill rigs.  They are managed and trained in accordance with the same policies, and their information technology support is the same.  The sole differentiating factor is geography, and this factor can, but does not necessarily, lead to widely different results, primarily due to the unpredictability in weather conditions experienced in both locations.  That is, Florida may experience a hurricane while the Midwest may have an unseasonably cold winter which may impact a period’s operating performance. The variability in profit may also be driven by changes in management, technical capabilities and client relationships.  For example, if a business loses a project manager, it may also experience contract performance issues until a replacement is in place.  That business may then require time to recover from a financial perspective.

The Company believes that the key drivers of operating performance are staff efficiency (both at the office and in the field), regulatory response and client review requirements, weather, client relationships, and risk/reward decisions made during the project cycle.  Therefore, a determination of the similarity of economic characteristics among components based solely on quantitative comparisons of gross profit or operating profit margins without due consideration to all factors is not particularly meaningful.  Furthermore, the Company believes the variability in operating results of a business unit over time are, in fact, supportive of the components’ similar economic characteristics. Lastly, the Company notes that the different revenue growth rate and gross margin assumptions among business units used in its April 3, 2005 pro forma business unit level goodwill impairment analysis, ranging from 1% to 6% for revenue growth and from 16% to 25% for gross margins, reflected the Company’s best estimate of the different degrees of impact on each unit from the effects of anticipated competition from former employees whose noncompetition agreements had expired; downsizing of the civil infrastructure construction business; state and local government budget constraints; the mixes in the types of contract pricing; the improved overhead cost structure; and other factors.  The Company does not believe the differing revenue growth rate and gross margin assumptions used in the infrastructure business unit level goodwill impairment analysis as of April 3, 2005 represent fundamentally different economic characteristics among the business units.

The Company believes that its business units have similar economic characteristics despite the fact that such businesses have consistently shown variability in financial performance as described above.  The following discussion applies the specific factors noted in paragraph 17 of SFAS 131 to the resource management and infrastructure reporting units:

Resource Management Reporting Unit

A.           The nature of the products and services are similar (SFAS 131 - 17.a):

One of the Company’s major technical concentrations is resource management, in which the Company has a leading position in understanding the inter-relationships of the environment and human activities.  The resource management businesses support high priority government programs for water quality improvement, environmental restoration, productive reuse of defense facilities and strategic environmental resource planning.  The resource management businesses provide comprehensive services, including research and development, applied science and technology, engineering design, construction management, program management, and operations and maintenance, which are focused on surface water, groundwater, waste management, environmental remediation and regulatory compliance projects.

While there is variation in each of the business units within resource management, each resource management business unit offers most of the services provided by resource management.  For example, virtually all businesses within resource management support environmental activities for U.S. government agencies, including military bases and other federal government contractor installations to assist in the areas of environmental planning and conservation, environmental restoration, design and construction.  Also, all business units in resource management are engaged in waste management and regulatory compliance activities such as environmental impact studies.

The following is a summary of the services offered by each of the resource management components:

Services
Component	Surface Water	Ground Water	Waste Management	Regulatory Compliance	Project Management
AAI	X	X		X	X
DIV	X	X	X	X	X
ECI	X	X	X	X	X
EMI	X	X	X	X	X
GEO	X	X	X	X	X
MFG	X	X	X	X	X
MTI	X	X	X	X	X
NUS	X	X	X	X	X
SII			X	X

B.             The nature of the production processes (SFAS 131 - 17.b):

The Company’s resource management businesses provide their clients with consulting, engineering and technical services that focus on the clients’ specific needs.  As a service-based organization, the Company’s production processes correspond to a project life cycle.  The production processes of that life cycle, which apply across virtually all of the resource management businesses, are the following:

•                  Cost Accounting Standards (CAS) Disclosure Statement;

•                  Business development;

•                  Bid review;

•                  Contract review and negotiation;

•                  Contract administration;

•                  Project review and execution;

•                  Project/client satisfaction;

•                  Billings and collection; and

•                  Defense Contract Audit Agency (DCAA) audits.

The Company has developed standard policies with respect to each production process that have been communicated to the businesses.  For example, the Company has implemented project management training, and utilizes a contract administration group to review contract terms and conditions and monitor compliance with the Company’s standardized contract policies.  With respect to project review, for each contract meeting a specified threshold, an estimate at completion (EAC) must be updated at least quarterly and reviewed by management.  The Company verifies project financial measurements, identifies operational opportunities and risks, reviews the status of change orders and claims, and develops and executes corrective plans.  All of the Company’s project life cycle polices are designed to minimize risk to the Company and maximize quality assurance and client satisfaction.  Each of the business units within resource management follows the process outlined above for completing contracts relating to the services it offers.

C.             The type or class of customer for their products and services (SFAS 131 - 17.c):

The resource management businesses’ customers include the federal government (60%), state and local governments (10%), and commercial clients (30%).  Such customers include the U.S. Department of Defense, including the U.S. Air Force, the U.S. Environmental Protection Agency, U.S. Department of Energy, Department of Health Services, Department of Ecology, Alcoa Inc., Lockheed Martin Corporation, Conoco Phillips Company and General Electric Company.

With respect to the customers of the resource management business units, virtually all of these businesses offer services to each of the resource management’s customer classes.  That is, the business units are not organized along customer class lines.  The following is a summary of the customers served by each of the resource management components:

	Customers (% of Revenue) for the Fiscal Year Ended October 1, 2006
Component	Federal Government	State and Local Governments	Commercial
AAI	—	11	89
DIV	59	15	26
ECI	87	3	10
EMI	57	11	32
GEO	21	7	72
MFG	6	3	91
MTI	12	8	41
NUS	80	4	16
SII	25	3	72

As noted above, all but one of the business units provide services to the federal government, and all of the business units provide services to state and local governments.  As a result, the resource management business units are subject to the same regulatory environment.  The Company believes that the preponderance of evidence supports the Company’s assertion that the business units cannot be distinguished by resource management’s class of customers.

D.            The methods used to distribute their products or provide their services (SFAS 131 - 17.d):

The resource management components do not manufacture products and, therefore, do not distribute products.  They do not use outside sales forces or agents to provide services.  The businesses are generally involved in projects related to the environmental restoration cycle, involving personnel capable of providing a full range of services needed by the Company’s clients from front-end studies and environmental analyses to restoration of contaminated sites.  These services are delivered directly to the customer via employees’ and subcontractors’ performance of engineering and consulting services specified under contracts.

As noted above, each of the business units provides a wide range of resource management services to a diverse customer base.  The methods used to provide services are virtually the same and the business units cannot be distinguished by the method used.

E.              If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities (SFAS 131 - 17.e):

The resource management businesses operate in response to various regulatory drivers, such as the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and the Resource Conservation and Recovery Act (RCRA).  For example, a substantial portion of the resource management business involves the planning, design, program management and construction management of pollution control facilities, as well as the assessment and management of remediation activities at hazardous waste or Superfund sites and military bases, including the destruction of hazardous materials such as weapons stockpiles.  These activities require the businesses to manage, handle, remove, treat, transport and dispose of toxic or hazardous substances in accordance with federal law. In addition, the resource management businesses are required to strictly adhere to CAS and Federal Acquisition Requirements (FAR) established by the federal government in order to perform services for the federal government.  For example, the majority of businesses must provide a CAS Disclosure Statement and cost data to the federal government.  This information is then audited by the DCAA.

As discussed above, all but one of the business units provide services to the federal government, and all business units serve state and local governments and commercial customers.  The business units are generally subject to the same regulatory environment.  The following is a summary of the regulatory environment for each of the resource management components:

Regulatory Environment
Component	FAR / CAS	RCRA / CERCLA
AAI		X
DIV	X	X
ECI	X	X
EMI	X	X
GEO	X	X
MFG	X	X
MTI	X	X
NUS	X	X
SII		X

The Company does not believe the business units can be distinguished from one another based on the regulatory environments in which they operate.

Infrastructure Reporting Unit

A.           The nature of the products and services are similar (SFAS 131 - 17.a):

The infrastructure business focuses on water infrastructure projects; institutional facilities; commercial, recreational and leisure facilities; transportation projects; and systems and security projects.  These facilities and projects sustain economic activity, the security of the nation’s infrastructure and the quality of life.  While there is variation in service offerings among the business units within infrastructure, each of these businesses offer many of the same services.  For example, a significant number of the Company’s infrastructure components provide services related to institutional facility projects, transportation projects and water infrastructure.  The following is a summary of the services offered by each of the infrastructure components:

Services
Component	Institutional Facilities	Commercial and Leisure Facilities	Transportation	Systems Support and Security	Water Infrastructure
AMT	X			X
CAA	X	X		X
EMC	X			X
FHC	X		X		X
HAI	X		X		X
ICD	X	X	X		X
ISG	X	X	X		X
KCM	X	X	X		X
MIS	X			X	X
MPS	X		X		X
RAI	X	X	X		X
RMC	X		X		X
SCM	X	X	X		X
TGI	X	X		X

B.             The nature of the production processes (SFAS 131 - 17.b):

The Company’s infrastructure businesses provide their clients with consulting, engineering and technical services that focus on the clients’ specific needs.  As a service-based organization, the Company’s production processes correspond to a project life cycle.  The production processes of that life cycle, which apply across all the infrastructure businesses, are the following:

•                  Business development;

•                  Bid review;

•                  Contract review and negotiation;

•                  Contract administration;

•                  Project review and execution;

•                  Project/client satisfaction; and

•                  Billings and collection.

The Company has developed standard policies with respect to each production process that has been communicated to the businesses.  For example, the Company has implemented project management training, and utilizes a contract administration group to review contract terms and conditions and monitor compliance with the Company’s standardized contract policies.  With respect to project review, for each contract meeting a specified threshold, an estimate at completion (EAC) must be updated at least quarterly and reviewed by management.  The Company verifies project financial measurements, identifies operational opportunities and risks, reviews the status of change orders and claims, and develops and executes corrective plans.  All of the Company’s project life cycle polices are designed to minimize risk to the Company and maximize quality assurance and client satisfaction.  With respect to the business units within infrastructure, they each follow the process outlined above for completing contracts for the services that they offer.

C.             The type or class of customer for their products and services (SFAS 131 - 17.c):

The infrastructure businesses’ customers include state and local governments (40%), commercial clients (35%) and the federal government (25%).  Such customers include various state departments of transportation, local governments and private water agencies, General Motors Corporation, Ford Motor Company, Lowe’s Company, the U.S. Department of Defense, including the U.S. Army Corps of Engineers, the Federal Aviation Administration and the National Aeronautics and Space Administration.

With respect to the customers of the infrastructure business units, virtually all of the business units offer services to each of infrastructure’s customer classes.  That is, the business units are not organized along customer class.  The following is a summary of the customers served by each of the infrastructure components:

	Customers (% of Revenue) for the Fiscal Year Ended October 1, 2006
Component	Federal Government	State and Local Governments	Commercial
AMT	95	—	5
CAA	—	11	89
EMC	97	3	—
FHC	—	49	51
HAI	2	82	16
ICD	13	59	29
ISG	1	61	37
KCM	4	72	24
MIS	1	3	96
MPS	3	88	9
RAI	30	18	52
RMC	3	47	50
SCM	20	24	56
TGI	1	98	1

The Company believes that the preponderance of evidence supports the Company’s assertion that the business units cannot be distinguished by infrastructure’s class of customers.

D.            The methods used to distribute their products or provide their services (SFAS 131 - 17.d):

The infrastructure components do not manufacture products and, therefore, do not distribute products.  They do not use outside sales forces or agents to provide services.  The businesses are generally involved in providing services related to various water infrastructure; institutional, commercial, recreational and leisure facility; transportation; and systems and security projects.  These services are delivered directly to the customer via employees’ and subcontractors’ performance of engineering and consulting services specified under contracts.

As noted above, each of the business units provides a wide range of infrastructure services to a diverse customer base.  The methods used to provide services are virtually the same and the business units cannot be distinguished by the method used.

E.              If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities (SFAS 131 – 17.e):

The infrastructure businesses are required to strictly adhere to the various industry-related state and municipal design and engineering codes and/or federal contracting requirements.  Further, virtually all of these businesses must meet various regulatory contracting requirements in order to bid on and obtain state-funded infrastructure projects.  The following is a summary of the regulatory environment for each of the infrastructure components:

Regulatory Environment
Component	Municipal Codes	Federal and State Audits
AMT		X
CAA	X	X
EMC		X
FHC	X	X
HAI	X	X
ICD	X	X
ISG	X	X
KCM	X	X
MIS
MPS	X	X
RAI	X	X
RMC	X	X
SCM	X	X
TGI	X	X

The Company does not believe the business units can be distinguished from one another based on the regulatory environments in which they operate.

EITF Topic D-101 Requirements

In addition to the aggregation guidance of SFAS 142, and by extension, the factors listed in paragraph 17 of SFAS 131, as noted above, according to EITF Topic D-101, in determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in paragraph 17 of SFAS 131 include but are not limited to:

D-101 Factor	Company Response
The manner in which an entity operates its business and the nature of those operations

Resource management and infrastructure: Reference is made to paragraphs A through D above for both the resource management and infrastructure reporting units. As discussed in those paragraphs, the Company does not believe the manner in which the business units are operated is a distinguishing factor since they are all operated in substantially the same manner.

Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically inter-dependent)

Resource management and infrastructure: The goodwill is consolidated, evaluated and disclosed at the operating segment level and not at the component level. Within each segment, the Company has historically followed the strategic model of seeking acquisition targets in the same business lines for operating and marketing synergies. For example, in the resource management segment, the acquired businesses provide environmental and water resource services to primarily federal and large commercial clients. Further, the components share client relations and proposal resources, but also often share personnel with similar backgrounds and experience for project execution. The Company has historically combined and integrated businesses within operating segments and will continue to do so. The Company also provides back-office functions – finance, accounting and administration – at the operating segment level. Over time, there is an increasing degree of economic inter-dependence that renders goodwill unrecoverable from each component on a stand-alone basis.

The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

Resource management: The components within the resource management segment complement each other geographically or according to project requirements. As a result, they work together, utilizing different technical capabilities, to enhance their chances of winning and successfully executing contracts. On an overall basis, they use the Tetra Tech name and resources to optimize their success rates. For example, the components share marketing and proposal efforts and the related costs. This shared service was developed due to the inter-relationship among components that results from serving the same customers in the same markets. With one exception, no component has its own stand-alone marketing or proposal function. If these shared marketing and proposal services were not in place, customers could receive bids from numerous Tetra Tech businesses for the same customer proposal, thereby causing the resource management businesses to compete among themselves. In addition, components share human resources and technical know-how to execute work. For example, the Company was awarded an environmental contract by a Fortune 100 company under which numerous resource management components participate in delivering services. The components often collaborate and share resources to secure large contracts that would exceed the resources of an individual component. As a result, the resource management businesses routinely engage in inter-company work and billing. Below this table is a summary of the shared resources for the resource management components.

Infrastructure: The above response also applies to the infrastructure reporting unit components, except that none of the infrastructure components has its own stand-alone marketing or proposal function. Below this table is a summary of the shared resources for the infrastructure components.

Whether the components support and benefit from common research and development projects

Resource management: Research, which may be performed jointly or collaboratively by several businesses, leads to further business opportunities in applied science and technology, engineering design, and program management throughout all geographic and customer areas covered by the resource management components. The results of the research are shared across the resource management businesses.

Infrastructure: The infrastructure businesses utilize similar industry technology for the design of specialized facilities. For example, the businesses have worked together to develop a more efficient and cost-effective technology for the design of desalination and brackish water treatment plants. This technology is expected to lead to further projects of this type, including the build-out of such treatment plants, which would benefit multiple infrastructure businesses.

The following are summaries of the shared resources for the research management components and the infrastructure components, respectively.

Resource Management
Component	Front Office (Marketing and Proposal)	Back Office (Accounting and Benefits)	Research and Development
AAI	X	X	X
DIV	X	X	X
ECI	X	X	X
EMI	X	X	X
GEO	X	X	X
MFG	X	X	X
MTI	X	X	X
NUS	X	X	X
SII	X	X	X

Infrastructure
Component	Front Office (Marketing and Proposal)	Back Office (Accounting and Benefits)	Research and Development
AMT	X	X	X
CAA	X	X	X
EMC	X	X	X
FHC	X	X
HAI	X	X	X
ICD	X	X	X
ISG	X	X	X
KCM	X	X	X
MIS	X	X
MPS	X	X	X
RAI	X	X	X
RMC	X	X	X
SCM	X	X	X
TGI	X	X	X

Summary

As indicated above, the components in each reporting unit are aggregated, as the Company believes the nature of the services, the nature of the production processes, the type of customer for the services, and the methods used to provide the services are similar for all components within the reporting unit.  The components in each reporting unit focus on similar markets and provide similar services.  The components in each reporting unit also share similar processes for delivering the services.  The types of information and internal reports used by management to monitor performance, evaluate results of operations, allocate resources and otherwise manage the business are similar.  For the reasons cited above, the Company believes the variability of profit among its components in each reporting unit for a given period of time is indicative of the similar economic characteristics of the components, which is further supported by the qualitative characteristics in similarity among the components in each reporting unit.

EITF Topic D-101 states, “Although paragraph 30 of SFAS 142 includes a number of characteristics that must be present for a component of an operating segment to be a reporting unit, no single factor or characteristic is determinative.”  The Company believes that it has appropriately weighed all qualitative and quantitative factors in applying the relevant criteria as defined in SFAS 142, as well as the guidance in EITF Topic D-101, and properly aggregated its components into reporting units.  As such, the Company concluded its SFAS 142 reporting units to be the same as its three operating (and reporting) segments under SFAS 131; that is, resource management, infrastructure and communications.  Notwithstanding this conclusion, had the Company concluded that its components were its operating units for SFAS 142 purposes, the impairment analysis would support the conclusion that the amounts recorded for the goodwill impairment calculation would not have been different from the Company’s historical results.

SEC Comment

4.             Please tell us what financial information is used by the reportable segment managers to manage their respective segments.  This discussion should include the different levels at which the reportable segment managers receive financial information.

Response

4.             The financial information used by the reportable segment managers to manage their respective segments is focused on the individual business units (i.e. components).  The segment managers can request more detailed additional information from the business managers when exceptions require further explanation or analysis.  The business unit managers receive additional information, as detailed in the Company’s response letter dated October 30, 2006, based on detailed office, project and employee analyses at both the business and project level.  The following reports are used by the segment managers to assess performance and allocate resources at the component level:

Operational Area	Report
Projects / Operations	Major Client Report

New Business Development	Backlog Report New Orders Report

Financial Position / Operating Results	Profit and Loss Statement Days Sales Outstanding (DSO) Report

Personnel	Utilization Report

SEC Comment

5.             In our letters dated April 11, 2006, June 21, 2006 and September 14, 2006, we have repeatedly requested that you amend the Form 10-K for the fiscal year ended October 2, 2005.  We observed that MD&A in the Form 10-K contains essentially one sentence of substantive disclosure about the $105 million goodwill impairment charge.  The charge is quantitatively material given the 25% impact on equity and the substantially larger impact on earnings.  The charge is qualitatively material given the implications concerning under-performing business acquisitions and/or expected continuing adverse business, economic and competitive conditions.  We have cited guidance in Regulation S-K and in the Financial Reporting Codification and observed that the one sentence disclosure in the Form 10-K does not appear compliant.  The information subsequently provided in the July 2, 2006 Form 10-Q does not resolve the concern regarding the adequacy of disclosure in the Form 10-K.  Therefore, as previously requested, please file an amendment to the Form 10-K in order for the disclosure therein to fully comply with the applicable guidance.

Response

5.             The Company intends to amend its 2005 Form 10-K at such time as the Company completes its discussions with the Staff pursuant to this comment letter to provide revised MD&A disclosures acceptable to the Staff and the Company.  The Company will provide to the Staff under separate cover the proposed disclosures to be included in the amended 2005 Form 10-K.

Form 10-Q for the Fiscal Quarter Ended July 2, 2006

SEC Comment

15.           We note that you determined through a review of your stock option granting practices from 1998 through 2006 that you identified an error in the measurement dates used were erroneous and differed from the actual grant dates.  Please provide us with a schedule for the affected stock options that details:  (a) the number of stock options, (b) the measurement date used, (c) the actual grant date that should have been used, (d) the exercise price of the stock options and (e) the stock price of your common stock on the actual grant date.

Response

The following is a summary of the stock option grants as to which the Company identified administrative errors that resulted in incorrect measurement dates and understatement of compensation expense:

	Number of Stock Options	Actual Measurement Date	Correct Measurement Date	Exercise Price of Options	Closing Price on Correct Measurement Date
November 1999 Grant	695,094	11/15/1999	Various dates from 11/15/1999 to 4/17/00	$8.725	Various prices from $8.725 to $20.40
January 2001 Grant	859,770	1/16/2001	1/12/2001	$21.80	$22.40
January 2003 Grant	754,250	1/20/2003	1/17/2003	$11.80	$12.38

The $3.2 million pre-tax income impact relative to the November 1999, January 2001 and January 2003 grants, calculated in accordance with APB 25, was $2.7 million, $0.2 million and $0.3 million, respectively.  It should also be noted that in certain instances, administrative errors also resulted in incorrect dating of options such that the option exercise price was higher than the fair market value of the stock on the correct grant date, resulting in no accounting charges.  As of October 1, 2006, the total remaining incremental stock-based compensation charge related to these stock option grants with a revised account measurement date not yet recognized is de minimis.

* * * *

During your review, should you have any additional questions with respect to the Company’s responses, please contact David King, Executive Vice President and Chief Financial Officer, at (626) 470-2468; Steve Burdick, Vice President - Corporate Controller, at (626) 470-2463; or me at (626) 470-2469.  The Company would also be willing to meet with representatives of the Staff and the Corporate Finance Division’s Office of Chief Accountant.

Very truly yours,

/s/ DAN L. BATRACK

Dan L. Batrack
Chief Executive Officer

DLB:dm

cc:                                 Tracey Houser, Staff Accountant
Al Pavot, Staff Accountant
Sam W. Box
David W. King
Steven M. Burdick
Janis B. Salin
Paul Sung, PricewaterhouseCoopers LLP Engagement Partner
Cody Smith, PricewaterhouseCoopers LLP National Office Partner